Exhibit 14.1

CODE OF CONDUCT AND ETHICS

I.           APPLICATION OF CODE

This Code of Conduct and Ethics (the “Code”) applies to all directors, officers, and employees (“Covered Persons”) of XELR8 Holdings, Inc. and its subsidiaries (“Bazi”).

This Code is neither a contract of employment nor a guarantee of continuing BAZI policies.  BAZI reserves the right to amend, supplement or discontinue this Code, without prior notice, at any time.

II.           DECISION–MAKING; OPERATION OF THE CODE

A.           CORE VALUES
The world of business is complex and ever more fast-paced.  How to make good choices and take the right action is sometimes unclear.  BAZI’s long-term success depends upon the choices we make every day, so we must all understand and meet the high expectations set herein as to the way we behave in our business at all times.

First, we must base our decisions and actions on our core values of honesty, fairness and integrity.

•	We will not tolerate fraud, deceit or concealment.

•	Business and company decisions must be based on fact and fairness, not bias or prejudice.

•	Business and company decisions must be based on strict principles of right and wrong as defined by the principles set forth in this Code.

B.           COMPLIANCE WITH THE CODE
Simply put, we all must comply with this Code.  It supports us in making good decisions and taking the right actions to help keep us from making the wrong choice and helps us comply with the laws, rules and regulations that apply to our business.

Covered Persons are expected to understand how the Code applies to his or her own job, business decisions and activities.  If you do not understand, the Chief Financial Officer (the “CFO”) is available to answer your questions.

BAZI recognizes that some choices about how to conduct business are complicated.  Any time one encounters a difficult decision or does not understand how the Code applies in a particular case, they should ask for advice and guidance. If anyone covered by this Code becomes aware of any violations or potential violations, or has complaints or concerns regarding accounting, internal accounting controls, or auditing matters, they must promptly notify the CFO or Chief Executive Officer (the “CEO”).  Covered Persons found to have violated this Code will be subject to disciplinary action that may include termination of employment.

BAZI will not tolerate retaliation against anyone who makes a good faith report regarding a violation or potential violation of this Code.

III.           BASIC PRINCIPLES

A.	FAIR DEALING: We will deal honestly and ethically with BAZI and with its affiliates, customers, suppliers, competitors, endorsers, employees and other stakeholders.

We will treat people fairly. We must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged or otherwise undisclosed information, misrepresentation of material facts or any other unfair-dealing practices.

B.	CONFLICT SITUATIONS: A conflict situation can arise when one of us takes action or has interests that may make it difficult to perform our work objectively and effectively.

We must avoid any investment, interest, or association that interferes or might interfere with the independent exercise of our own individual best judgment and with our obligation to perform our responsibilities in BAZI’s best interest.

For example:

1.
We will deal with all suppliers, customers, and all other persons doing business with BAZI in a completely fair and objective manner without favor or preference based upon personal financial or relationship considerations.

2.	We will not accept from or give to any supplier, customer, or competitor any gift or entertainment except as allowed under “Gifts, Meals and Entertainment” under Policy D below.

3.
We will not do business on behalf of BAZI with a member of our household or a close relative, unless the transaction is disclosed in writing to the CEO, and it is determined that the transaction is on arms-length terms and is consistent with the purposes of this Principle.  A close relative would include, for example, at a minimum, a spouse, domestic partner, parent, parent-in-law, sibling, sibling-in-law, child or son/daughter-in-law, or stepparent, stepsibling, or stepchild.

4.
We will not, directly or indirectly, have a financial interest in any firm or company which is a competitor of BAZI if such financial interest represents a material percentage of the total net worth of the Covered Person, or if such ownership creates a direct conflict of interest for the Covered Person in connection with work the Covered Person is performing for BAZI.

5.
We will not, directly or indirectly, have a financial interest in or hold any employment, managerial, directorial, consulting or other position with any firm or company which does or seeks to do business with BAZI, if such interest or position may influence any decision that we might make in the performance of our regular duties.

6.
Officers and employees must disclose to the CEO, and a director must disclose to the Board of Directors, the existence of any such conflict of interest or position, whether actual or proposed. BAZI will review such case with the appropriate officers, directors and legal counsel, if necessary, and they will determine whether the existence of such conflict of interest or position is or may be in conflict with this Principle or otherwise detrimental to the best interest of BAZI or any of its operations. If they determine that such conflict or detrimental effect may occur, such steps as are necessary to correct the situation will be immediately taken.

C.
OPPORTUNITIES:  When presented with opportunities related to BAZI’s business interests, we must first offer those opportunities to BAZI. We will not: (a) take for ourselves personally, or for members of our household or close relatives, opportunities that are discovered through the use of BAZI property, information or position; or, (b) use BAZI property, information, or position for personal gain.

D.
GIFTS, MEALS AND ENTERTAINMENT:   When you are providing a gift, meal, entertainment or other accommodation in connection with BAZI business, you must do so in a manner that is in good taste and without excessive expense.  You may not furnish or offer to furnish any gift that is of more than token value or that goes beyond the common courtesies associated with accepted business practices.

You also should follow the above guidelines for receiving gifts.  You should not accept any significant gift, payment, or anything of value from distributors, customers, vendors or anyone else doing business with BAZI, if the gift would likely be perceived as unduly influencing your business decisions.  Accepting a company t-shirt or coffee mug, for instance, is not likely to change your assessment of a potential business relationship.

Our suppliers and customers likely have gift and entertainment policies of their own.  You must be careful never to provide a gift or entertainment that violates the other company’s gift and entertainment policy.

What is acceptable in the commercial business environment may be entirely unacceptable in dealings with governments in the United States and other countries.  There are strict laws that govern providing gifts, including meals, entertainment, transportation and lodging to government officials and employees.  You are prohibited from providing gifts or anything of value to government officials or employees or members of their families in connection with BAZI business without prior written approval from the CEO.  For more information, see the section of this Code regarding “Laws Relating to Payments to Government Officials/Employees.”

E.
ACCURACY AND INTEGRITY OF BOOKS, RECORDS AND ACCOUNTS:  All BAZI books, records and accounts must accurately reflect the nature of the transactions recorded.  Books and records include but are not limited to ledgers, vouchers, bills, invoices, time sheets, expense reports, payroll and benefits records and other essential company data.

All assets and liabilities of BAZI must be properly recorded in the regular books of account.

No undisclosed or unrecorded fund or asset shall be established in any amount for any purpose.

No transaction or arrangement shall be structured to circumvent BAZI’s internal control system.

No false or artificial entries shall be made for any purpose.

No payment shall be made, nor purchase price agreed to, with the intention or understanding that any part of such payment is to be used for any purpose other than that described in the document supporting the payment.

F.
PROTECTION OF CONFIDENTIAL INFORMATION OF CUSTOMERS AND OTHERS:  We must not accept non-public information provided by a supplier or other party with the condition or understanding that it be kept confidential unless such information is subject to a written confidential disclosure agreement or confidentiality provision drafted or approved by BAZI’s legal advisors.

We must maintain the confidentiality of information entrusted to BAZI by a third party, except when disclosure is legally mandated as determined by BAZI’s legal advisors.

We must not seek or accept confidential information of or about a competitor in an illegal or unethical manner.

If we have confidential information about a former employer or any other entity with which we were previously affiliated, we are expected to abide by our obligation to keep such information confidential.  BAZI will not require and does not want us to use or disclose such information in our capacity as a director, officer or employee of BAZI.

G.
FULL, FAIR, ACCURATE TIMELY AND UNDERSTANDABLE DISCLOSURES:  We will ensure that BAZI’s public disclosures comply with all applicable securities laws, including all applicable financial reporting and accounting regulations. Strict compliance with corporate accounting policies and procedures is required, as is full cooperation with internal and external auditors.

H.
COMPLIANCE WITH THE LAW:   We are required to familiarize ourselves with all the laws, rules and regulations that apply in the areas within the scope of our work responsibilities, including, as applicable, the following areas:

1.
Food and Drug Laws.  We must comply with all applicable laws, rules, regulations, consent decrees and other orders of the United States Food and Drug Administration governing research, development, manufacture, distribution and promotion of foods, nutritional or related products and services.

2.	Antitrust and Competition Laws: When we are dealing with competitors, the following policies shall apply:

•
We must not enter into any agreement or understanding that has the purpose or effect of improperly restraining competition. Illegal agreements or understandings among competitors include price fixing, market allocation, and bid rigging.

•
We must not exchange, discuss, or benchmark with any competitor information relating to BAZI prices or pricing policies, distribution policies, supplier pricing or selection, customer selection or classification, credit policies, advertising policies or any other similar competitive information.

•
We must not participate in any formal or informal trade association or other meetings with competitors at which agreements or understandings of the type described in paragraph (1) are being made or at which competitive information of the type described in paragraph (2) is being exchanged or discussed.

3.
Insider Trading.  If a person possesses material non–public information concerning a company that issues publicly–traded securities, it is generally illegal for the person to trade in securities of that company or to “tip” others who might trade in such securities.

Covered Persons and third parties who are in a confidential relationship with BAZI (as well as such individuals’ household members and close relatives), shall not trade in or recommend the purchase or sale of BAZI’s common stock (or any other equity or debt securities of BAZI) while they are in possession of material information regarding the operations or prospects of BAZI that has not been publicly disclosed and disseminated.

Covered Persons shall also similarly abstain from trading in, or recommending the purchase or sale of the securities of any other company that issues publicly–traded securities of which they have obtained material non–public information as a result of their employment by or affiliation with BAZI.

Covered Persons shall not disclose any such material non–public information to third parties except when done for valid business purposes (and covered by an appropriate confidential disclosure agreement). In such cases the Covered Persons must have no reason to believe the information will be misused or the disclosure might otherwise violate federal securities laws.

United States’ securities laws prohibit selective disclosures of material non-public information to third parties who are not bound by confidentiality agreements or certain confidential relationships to preserve the confidentiality of such information. Covered Persons should consult with the CEO or CFO before making disclosures to third parties that might constitute selective disclosure or if they believe a selective disclosure may have already been made by inadvertence or otherwise.

“Material information” is information which, if publicly disclosed, could reasonably be expected to affect the market value of a company’s securities or to influence a reasonable investor’s decisions with respect to those securities. Specific examples of material information include generally unanticipated changes in revenues, annual and quarterly earnings or dividend rates, significant write-offs or significant increases in reserves, public offerings of any BAZI securities, significant acquisitions or dispositions, joint ventures, proposed tender offers or stock splits, and senior management changes. Information regarding major new product developments, suppliers, contract awards or terminations, expansion plans, or significant litigation or regulatory proceedings may also fall in the category of material information.

To prevent violations of these laws and avoid even the appearance of impropriety, BAZI may impose “blackout periods” during which certain Covered Persons should not engage in any transactions involving BAZI’s securities. Affected Covered Persons will be notified of any such blackout period.

4.	Laws Relating to Payments to Government Officials/Employees.

We must not directly or indirectly pay, give, offer, or promise any form of bribe, gratuity, or kickback to any government official or employee.  We must comply with the United States Foreign Corrupt Practices Act, and with similar laws elsewhere, that apply to payments to government officials/employees of other countries.

Under the Foreign Corrupt Practices Act, we may not directly or indirectly pay, give, offer, or promise money or anything of value to any officer, employee or representative of a government outside the United States or of a public international organization, or to any political party, party official, or candidate for political office outside the United States in order to (1) secure an improper advantage in obtaining, retaining, or directing business, (2) influence any act or decision of the recipient in an official capacity, or (3) induce the recipient to do or omit to do an act in violation of such person’s lawful duty.

An example of an impermissible indirect activity would be a payment made through an intermediary or agent where we know or should be aware that such payment would be passed along for prohibited purposes.

5.	Laws Relating to Equal Employment Opportunity and Workplace Harassment and Discrimination.

BAZI’s policy is to provide employment opportunities without regard to race, religion, color, national origin, sex, age, ancestry, citizenship, veteran status, marital status, sexual orientation, or disability or any other reason prohibited by law. Decisions as to hiring, promotion and other aspects of the employment relationship should be based solely upon job–related qualifications.

BAZI also prohibits sexual harassment, as well as harassment based on any of the other characteristics listed above, and will take appropriate action to eliminate prohibited harassment and remedy the effects of such harassment.  BAZI’s harassment policy is described in further detail in the Employee Policies Handbook.

6.	Laws Relating to Data Privacy

BAZI is committed to the protection of an individuals’ privacy. We must comply with applicable privacy laws, rules and regulations wherever BAZI does business, and in all aspects of its business. Those laws, rules and regulations are complex. If anyone has a question or concern about collecting, using, disclosing or storing an individual’s information, either within BAZI or in a relationship with a third party, contact the CFO for advice before proceeding.

7.	Laws Relating to the Environment.

BAZI is committed to protecting the environment by minimizing the negative environmental impact of our operations and promoting sustainable use of natural resources. We must comply with all applicable environmental laws, rules and regulations wherever we do business.

8.	Laws Relating to Political Contributions.

Except as permitted by applicable law, we will not provide or promise BAZI funds or services for political purposes to any political party or any candidate for, or incumbent in, any public office.

In many instances in the United States, gifts, contributions, or expenditures by or on behalf of BAZI in connection with any federal, state, or local election or political process are prohibited or regulated. We will not make any contributions on behalf of BAZI without the prior written approval of the CEO.

9.	Anti Money-Laundering Laws

We will comply with all applicable anti money-laundering laws, rules and regulations of the United States and other countries having comparable laws.

The anti money-laundering laws prohibit us from engaging in a financial transaction if we know that the funds involved in the transaction were derived from illegal activities. If you believe that the other party to a business transaction is engaged in any illegal activity or is using proceeds derived from an illegal activity, you must obtain approval from the CEO to entering into the transaction.

I.	PROTECTION OF RESOURCES: We must safeguard BAZI’s assets against loss, damage, carelessness, waste, misuse and theft.

BAZI’s assets, such as intellectual property, electronic media, work time, equipment, funds, products and services, are intended for legitimate business use.

We must use BAZI’s assets efficiently and for legitimate business purposes; never for illegal or unethical purposes.

J.
PROTECTION OF CONFIDENTIAL INFORMATION:  The disclosure of confidential information regarding BAZI’s business, financial, or legal matters or operations, whether intentional or accidental, can adversely affect the financial stability and competitive position of BAZI and the job security of its employees.

Because of this risk of harm to BAZI and its employees, we must not, during the term of our employment by or affiliation with BAZI or thereafter, disclose to third parties any confidential information obtained during the course of employment or affiliation except pursuant to an approved confidential disclosure agreement, unless such disclosure is legally mandated as determined by the BAZI’s Board of Directors.

K.
EMPLOYEE HEALTH AND SAFETY: BAZI is committed to protecting the health and safety of its employees. We will act promptly to address any unhealthy or unsafe condition. This includes taking steps to protect the physical safety and security of BAZI employees.

To meet this principal, each employee has responsibilities. We need to follow health and safety requirements. But beyond that, each of us must observe established safe work practices to ensure our own safety and that of our co–workers. This includes reporting to work free from the influence of drugs or alcohol that could impair one’s ability to work safely and conscientiously.

If you are involved in, or know of, an accident or dangerous situation, it is your duty to report it to management promptly and, when appropriate, take corrective action.

L.
ELECTRONIC MEDIA USAGE: BAZI provides access to and use of electronic mail, voicemail, the intranet, the Internet, and other electronic media for business purposes. We do this to make it easier for BAZI employees to communicate with each other and with appropriate outside parties – including distributors, contractors, suppliers, and customers.

We must not use BAZI’s electronic media for any purposes that violate applicable laws, rules and regulations or BAZI standards, policies or procedures. This includes transmission of threatening, obscene or harassing materials.

M.
ACCOUNTABILITY FOR ADHERENCE TO THIS CODE: Each of us is responsible for our decision–making and for adherence to the Principles set forth in this Code.  BAZI will address violations or potential violations of the Code in a variety of ways including, but not limited to, internal investigations and disciplinary action.  Disciplinary action may, when appropriate, include dismissal.

IV.           WAIVERS AND AMENDMENTS

Any waiver of this Code for a director or executive officer may be made only by the BAZI Board of Directors. Any waiver of this Code for a person covered by this Code who is not a director or executive officer may be made by the CEO.  BAZI will make public disclosure, as and to the extent required by applicable laws, rules and regulations, of waivers of, or amendments to, this Code.